FIFTH SEASON INTERNATIONAL, INC.
Room 22B, Block C, Shimao Plaza
No. 9 Fuhong Road, Shenzhen, Futian District
518033, People’s Republic of China
Tel.: (86) 755 83 67 9378

February 8, 2012

By EDGAR Transmission

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 5546
Washington, D.C. 20549-5546

Re:	Fifth Season International, Inc.
Form 8-K/A
Filed January 18, 2012
File No. 000-53141

Dear Mr. Reynolds:

We hereby submit the responses of Fifth Season International, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated January 30, 2012, providing the Staff’s comments with respect to Amendment No. 4 to the Company’s current report on Form 8-K filed on January 18, 2012 (the “Form 8-K”), along with Amendment No. 5 to the Form 8-K (the “Amendment”).

We understand and agree that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  the Company’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the convenience of the Staff, the Staff’s comment is included and is followed by the response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Division of Corporation Finance
February 8, 2012

Form 8-K/A, filed January 18, 2012

General

1.	We note your response to comment one of our letter dated January 4, 2012 and reissue the comment in part. Please confirm, if true, that you believe your recently-adopted related party transaction policies and procedures will require you to amend your disclosure that “stockholders do not have the opportunity to evaluate the manner in which these conflicts of interest are resolved.” If so, please provide draft disclosure to appear in future Exchange Act reports.

RESPONSE: We believe that the adoption of our Interested Transactions Policy has significantly decreased the likelihood that we will engage in a transaction with a related party to the detriment of the Company and its stockholders. We have revised our risk factor on page 17 of the Amendment to disclose as follows:

We are subject to conflicts of interest arising out of our relationships with our subsidiaries, which could result in decisions that have an adverse impact on our business and operations.

We are subject to conflicts of interest arising out of our relationships with our subsidiaries that engage in the commercial property investment or lease business. Generally, we set up a subsidiary according to where the commercial property project is located. When the board confirms a commercial property project, we set up a new subsidiary in order to sign contracts locally with the seller or lessor and to better operate the business locally. This practice results in the establishment of many subsidiaries engaging in the same business, namely the investment or lease of commercial properties. In January 2012, our Board of Directors adopted an Interested Transactions Policy and Procedures (the “Policy”) to safeguard the Company and its stockholders from conflicts of interest. For details regarding the Policy, see our disclosure under the “Transactions with Related Persons - Interested Transactions Policy and Procedures” heading in this report. Under the Policy, all Interested Transactions are subject to approval or ratification in accordance with the procedures set forth in the Policy. The Board of Directors, or a committee established by the Board of Directors, must review the material facts of all Interested Transactions that require approval or ratification under the Policy and either approve or disapprove entry into the Interested Transaction. In evaluating potential investment, certain retail properties may be appropriate for acquisition by either us or one of our subsidiaries. When determining the allocation of ownership of such property among us and our subsidiaries, our Board of Directors evaluates each commercial property by considering the investment amount, available capital, geographic location and tenant concentration. In addition, when an Interested Transaction occurs between two subsidiaries, for example where one subsidiary purchases or leases property from or managed by another subsidiary, our Board of Directors determines the lease rate for such transaction based on comparable market rates in adjacent streets or nearby areas. Other costs associated with leasing, such as utility bills, are either determined based on a standardized rates governed by the local authority or the market rate. When we are interested in commercial real estate owned or managed by an affiliate, our Board of Directors will hire an independent real estate appraiser to appraise such real estate to establish the fair market value for such property to assist in the determination of a purchase price. Despite these procedures, we cannot assure you that the decisions we make in connection with such Interested Transactions will not later have a material adverse impact on our business and operations.

2.	We partially reissue comment two of our letter dated January 4, 2012 as we are unable to locate responsive disclosure. With a view to clarifying disclosure about your investment policies, advise us of the approximate percentage of your historic real estate activities that you engage in for possible capital gain as opposed to income.

RESPONSE: We have revised our disclosure under the “Investment Policies–Investments in Commercial Property” heading on page 50 of the Amendment to reflect as follows:

We do not currently hold any of our commercial properties solely for possible capital gain. Rather, our primary investment objective is to acquire assets primarily for generation of income from leasing, as well as for long-term value appreciation. As such, we focus on the acquisition and ownership of good-quality and multi-use commercial properties with high-credit-quality tenants. In determining the appropriateness of an investment in commercial property, we consider the location of a property, standard of living in that area, its income-producing capacity, prospects for long-term appreciation, and liquidity and tax considerations. Additionally, we monitor annual lease expirations and tenant performance in an attempt to minimize the effect of vacancies or defaults.

Division of Corporation Finance
February 8, 2012

We hold commercial properties in Shanghai and Jiashan. In fiscal year 2010, we recognized rental income of RMB10 million (approximately, $1.5 million) from the leasing of these properties, which represents approximately 85.66% of our income from real estate activities during the period. We hope that income generated from these properties will become a significant source of our revenue in the future. As at December 31, 2010, the carrying amount of these properties in Shanghai and Jiashan was RMB69 million and RMB44 million, respectively, and the estimated market value was RMB252 million and RMB107 million, respectively (by reference to the market price of the similar properties at December 31, 2010). We enjoyed a total estimated appreciation of RMB246 million (approximately, $37 million), which was a possible capital gain as at December 31 2010. This possible capital gain was approximately 25 times more than the rental income from such properties as at December 31, 2010.

We currently do not have any limit on the amount or percentage of our assets that may be invested in any one property or any one geographic area, but our Board of Directors may institute such limits in the future. We may expand and improve our commercial properties, or we may assign or transfer them in whole or in part to unrelated third parties, if and when our board of directors determines that such properties no longer fit our strategic objectives, in that such properties are no longer a viable source of rental income or have become overvalued. Factors that our Board may consider when deciding whether to dispose of a property are, among other things, the price being offered for the property, the operating performance of the property and the tax consequences of the sale.

We may also own property jointly with third parties, either through joint ventures or other types of co-ownership. We believe that such investments will permit us to own interests in larger assets while simultaneously mitigating our risk through diversification. We will not, however, enter into a joint venture or other partnership arrangement to make an investment that would otherwise not meet our investment policies.

Exhibits

3.	We partially reissue comment nine of our letter dated January 4, 2012 as we are unable to locate the cancellation notice relating to Exhibit 10.5, to be filed as a separate exhibit. In this regard, we refer to the company’s December 16, 2011 response to comment 19 of our letter dated October 5, 2011.

RESPONSE: We have filed the Cancellation Notice as Exhibit 10.34 to the Amendment.

* * *

Division of Corporation Finance
February 8, 2012

If you would like to discuss the foregoing response to the Staff’s comment or if you would like to discuss any other matters, please contact the undersigned at (86) 755 83 67 9378 or Dawn Bernd-Schulz, Esq. of Blank Rome LLP, our outside special securities counsel at (202) 772-5946.

Sincerely,

FIFTH SEASON INTERNATIONAL, INC.

By:/s/ Shaoping Lu
Name: Shaoping Lu
Title: Chief Executive Officer

cc:	Scott Kline, Esq.
Dawn Bernd-Schulz, Esq.